February 4, 2022

VIA EDGAR

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Registration No. 333-260682
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 28, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, January 31, 2022 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

* * * *

Very truly yours,

MODULAR MEDICAL, INC.

By:	/s/ Ellen O’Connor Vos
Ellen O’Connor Vos
Chief Executive Officer

16772 West Bernardo Drive, San Diego, CA 92127 – 858.800.3500 – modular-medical.com